Exhibit 99.1

Aeterna Zentaris Announces Results of Annual Meeting of Shareholders

- Vote to approve share consolidation adjourned to July 6, 2022

TORONTO, ONTARIO, June 21, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that all items of business, other than the proposed consolidation of the Company’s shares (the “Share Consolidation”), were approved at its annual meeting of shareholders (the “Meeting”) held today.

Results of Meeting

At the Meeting, all items of business other than the Share Consolidation were approved. The individuals noted below were elected as directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld	%
Peter Edwards	10,264,600	75.75%	3,285,758	24.25%
Carolyn Egbert	9,712,946	71.68%	3,837,412	28.32%
Gilles Gagnon	9,719,864	71.73%	3,830,494	28.27%
Klaus Paulini	10,178,648	75.12%	3,371,711	24.88%
Dennis Turpin	10,375,735	76.57%	3,174,623	23.43%

At the Meeting, Ernst & Young LLP was re-appointed as the Company’s auditor and the continued use of the Company’s Amended and Restated Shareholder Rights Plan was approved.

The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the TSX Company Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the Toronto Stock Exchange, the Company will not have to comply with certain Canadian requirements in connection with the Company’s long-term incentive plan. As a result, shareholders were not asked to approve the unallocated entitlements under the Company’s long-term incentive plan at the Meeting.

For full voting details, please see the report of voting results filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Adjournment of Meeting

The Meeting was adjourned until July 6, 2022 at 10:00 a.m. (Eastern Time). The adjournment of the Meeting is intended to provide Aeterna with additional time to solicit proxies to ensure that all shareholders have an opportunity to make their voices heard with respect to the Share Consolidation. The Meeting will be reconvened as a virtual meeting on July 6, 2022 at 10:00 a.m. Eastern Time at http://www.virtualshareholdermeeting.com/AEZS2022.

The Share Consolidation requires the approval of at least two-thirds of the votes cast by shareholders at the Meeting. Without the Share Consolidation, the Company is at risk of having its shares delisted from the Nasdaq. Additional information on the Share Consolidation can be found in the Company’s management information circular (the “Circular”) which is available on the Company’s website and under the Company’s profile at www.sedar.com and www.sec.gov.

The record date for determining shareholders eligible to vote at the Meeting remains May 17, 2022. Shareholders who have already voted do not need to recast their votes unless they wish to change their vote. Shareholders who have not already voted or wish to change their vote are strongly encouraged to do so promptly using the instructions provided in the Circular and in the form of proxy or voting instruction form. The Company has engaged Kingsdale Advisors as the Company’s strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $60,000 to Kingsdale Advisors to assist in the solicitation of proxies with respect to matters to be considered at the reconvened meeting.

The Company encourages all shareholders who have not yet voted to vote FOR the Share Consolidation by 5:00 pm (Eastern Time) on July 5, 2022.

If you have questions about the Share Consolidation or require assistance voting, please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-800-775-4067 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: the timing of the reconvened Meeting; the impact of the Share Consolidation; and the potential delisting of the shares from Nasdaq.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, results from ongoing or planned pre-clinical studies of our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (sold under the trade names Macrilen® in the United States and Ghryvelin™ in the EU) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement) and our license agreement with Consilient Health; the global instability due to the global pandemic of COVID-19 and the war in Ukraine and the resulting geopolitical instability, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com